FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 30TH, 2020

1.         DATE, TIME AND PLACE: on April 30, 2020, at 09:30 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.         CALL TO ORDER AND ATTENDANCE: The call was waived by the agreement of all members. All the Company's Board of Directors members were present, namely, Mr. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Eleazar de Carvalho Filho, Franck-Philippe Georgin, Hervé Daudin, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Philippe Alarcon.

4.         AGENDA: (i) Election of the members of the Board of Directors Advisory Committees; and (ii) Election of the Company’s Executive Directors.

5.         RESOLUTIONS: As the meeting started Messrs. examined the items presented on the Agenda and took the following resolutions, unanimously and without reservations:

5.1 Election of the members of the Company's Executive Directors: Firstly, the Members of the Board of Directors were informed about the resignation of Ms. Isabela Maria Cadenassi Batista,, Brazilian, married, administrator, bearer of identity card RG nº 33,793,472-1 SSP /

SP, registered with the CPF / MF under number 220.503.808-79, residing and domiciled in the City and State of São Paulo, to the position of Investor Relations Officer of the Company justified by the fact that she will leave on maternity leave. The members thank Ms. Isabela for the work done.

Subsequently, after discussions, and in accordance with the favorable recommendation of the Human Resources and Compensation Committee, the Members of the Board of Directors decided to elect the following members to the Company's Executive Directors, for a term of 02 years, ending at the first meeting of the Board of Directors that occurs after the Annual General Meeting that approves the accounts for the year 2021: (i) Chief Executive Officer: Peter Paul Lorenço Estermann, Brazilian, married, agronomist, bearer of the RG Identity Card No. 206.922.023-1 SSP / RS and registered with the CPF / MF under No. 279.185.726-53; (ii) Vice-President of Finance and Investor Relations: Christophe José Hidalgo, French, married, accountant, holder of the RNE V194572-X identity card, registered with CPF / MF under number 214.455.098- 06; (iii) Chief Executive Officer of Multivarejo: Jorge Faiçal, Brazilian, married, administrator, bearer of identity card RG nº 22.702.673-1, registered with CPF / MF under nº 192.223.408-76; and (iv) Chief Executive Officer of Wholesale Business: Belmiro de Figueiredo Gomes, Brazilian, divorced, commercial, bearer of identity card RG nº 52.699.074-0, SSP / SP, registered with CPF / MF under nº 805.421.589 -49;

5.1.1. The Executive Officers hereby declared, under the penalties of the law, that they are not involved in any of the crimes provided for by law that prevent them from exercising commercial activity, being aware of the provisions of Article 147 of Law No. 6,404 / 76. The Officers will take up their positions by signing the respective term of investiture, drawn up in the appropriate book.

5.1.2. On a continuous basis, a proposal was made to nominate the Officers who may represent the Company before third parties, with the Messrs. Members of the Board of Directors resolving:

5.1.2.1. Under the terms of the sole paragraph of Article 22 of the Company's Bylaws, indicate the Directors: (i) Peter Paul Lorenço Estermann, (ii) Christophe José Hidalgo, (iii) Jorge Faiçal; and (iv) Belmiro Figueiredo Gomes, for, in together with a proxy representative, represent the Company in management acts.

5.1.2.2. Pursuant to the second paragraph of Article 28 of the Company's Bylaws, indicate the Officers: (i) Peter Paul Lorenço Estermann, (ii) Christophe José Hidalgo and (iii) Jorge Faiçal, to jointly represent 3 (three) Company in acts that involve acquisition, encumbrance or sale of assets, including real estate, as well as acts of constitution of attorneys-in-fact for such practices.

5.2         Election of the members of  Company’s Board of Directors Advisory Committees: held presentation of the proposal for the election of the members of the Advisory Committees of the Board of Directors, and under the favorable recommendation of the Human Resources and Compensation Committee, the members of the Board Directors decided to elect, for a two-year term, linked to the term of the Board of Directors, the following members: (i) Financial Committee: (a) Eleazar de Carvalho Filho, Brazilian, married, economist, for the position of Committee Chairman; (b) Arnaud Daniel Charles Walter Joachim Strasser, French, married, administrator; (c) Hervé Daudin, French, married, administrator; and (d) Luiz Nelson Guedes de Carvalho, Brazilian, married, economist; (ii) Corporate Governance and Sustainability Committee: (a) Luiz Augusto de Castro Neves, Brazilian, married, retired diplomat, for the position of Chairman of the Committee; (b) Arnaud Daniel Charles Walter Joachim Strasser, qualified above; (c) Philippe Alarcon, French, married, administrator; (d) Helio Mattar, Brazilian, married, engineer; and (e) Ronaldo Iabrudi dos Santos Pereira, Brazilian, married, psychologist; (iii) Human Resources and Compensation Committee: (a) Arnaud Daniel Charles Walter Joachim Strasser, qualified above, for the position of Chairman of the Committee; (b) Frank-Philippe Georgin, French, married, director, (c) Luiz Augusto de Castro Neves, qualified above; and

(d) Ronaldo Iabrudi dos Santos Pereira, qualified above; (iv) Audit Committee: (a) Luiz Nelson Guedes de Carvalho, qualified above, for the position of Committee Coordinator; (b) Eleazar de Carvalho Filho, qualified above; (c) Gisélia da Silva, Brazilian, single, lawyer; and (d) Renan Bergmann, Brazilian, married, engineer; (v) Innovation and Digital Transformation Committee: (a) Ronaldo Iabrudi dos Santos Pereira, qualified above, for the position of Committee President; (b) Peter Paul Lorenço Estermann, qualified above; (c) Sangeet Paul Choudary, Indian, married, professor and business consultant; and (d) Jorge Faiçal, qualified above.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, April 30. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Eleazar de Carvalho Filho, Franck-Philippe Georgin, Hervé Daudin, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Philippe Alarcon.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 30, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.